BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 DEC 18 AM 11:10

BAA

02060636

10 December 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

dlw 12/23

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 December 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

10 December 2002

BAA AND UNIONS TALK TO SETTLE AIRPORT PAY DISPUTE

BAA is pleased that Amicus has accepted the pay offer averaging 7% over two years, but is disappointed that TGWU members have rejected the offer. However talks will now take place between TGWU and the company with the intention of averting strike action.

BAA deputy chief executive, Mike Clasper said: "Only one of our unions has rejected our offer, the other three voted to accept it. Our offer is a significantly improved pay deal worth, on average, over 7% on basic pay over two years. This was a reasonable offer to staff who are already well paid.

"I believe all parties are fully aware that strike action would be in no-one's interests and would cause severe disruption to the public over Christmas. We are therefore pleased that talks will continue with union representatives and that the union is showing its commitment to averting action."

BAA has consistently provided competitive terms and conditions of employment and the current offer is well above industry average settlements and inflation. BAA has also recruited an additional 750 security staff to cope with the additional workloads created by the events of September 11.

Passengers who want information should contact their airlines or visit www.baa.com/strike.

Ends

Media enquiries Caroline Corfield/Samantha Birmingham
Tel: +44 (0)20 7932 6654

City enquiries Alison Livesley Tel: +44 (0)20 7932 6692

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130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659